Exhibit 99.1

Press Release

VTTI Energy Partners LP Announces Agreement for VTTI B.V. to Acquire All Publicly Held Common Units of the Partnership

LONDON – May 8, 2017 – VTTI Energy Partners LP (NYSE: VTTI) (the “Partnership”) announced today that it has entered into a definitive merger agreement with VTTI B.V. (“VTTI”) pursuant to which VTTI will acquire, for cash, all of the outstanding publicly held common units of the Partnership, at a price of US$19.50 per common unit for an aggregate transaction value of approximately US$481 million. The revised price represents an increase of US$0.75 when compared to the offer of US$18.75 per common unit made by VTTI on March 2, 2017. In addition, unitholders of the Partnership will continue to receive regular quarterly distributions of $0.336 per unit for each completed quarter prior to the closing date.

In connection with the transaction, the board of directors of the general partner of the Partnership (the “Board of Directors”) established a committee composed of three independent directors (the “Conflicts Committee”) to consider VTTI’s offer. Following a period of discussion with VTTI and its advisors, the Conflicts Committee approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are in the best interests of the Partnership and the holders of the Partnership’s common units unaffiliated with VTTI. Based on the recommendation of the Conflicts Committee, the Board of Directors approved the merger agreement and recommended that the Partnership’s unitholders approve the merger.

The merger is expected to close in the third quarter of 2017, and is subject to the satisfaction of certain conditions, including the approval of the merger agreement and the transactions contemplated thereby by (1) a majority of the outstanding Partnership common units held by unitholders unaffiliated with VTTI, voting as a class, and (2) a majority of the outstanding Partnership subordinated units, voting as a class. VTTI indirectly owns 100% of the subordinated units and has agreed to vote its subordinated units in favor of the merger. Upon closing of the merger, the Partnership will be an indirect wholly owned subsidiary of VTTI and will cease to be a publicly held partnership.

Advisors

J.P. Morgan Limited acted as financial advisor to VTTI and Latham & Watkins LLP acted as its legal advisor with respect to the transaction. Evercore Partners, Inc. acted as financial advisor to the Conflicts Committee and Bracewell LLP acted as its legal counsel.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 36 million barrels.

About VTTI B.V.

VTTI B.V. is a fee-based, growth-oriented business formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale. VTTI’s assets include interests in a broad-based portfolio of terminals that are strategically located throughout the world with a combined total storage capacity of 57 million barrels.

Forward Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, which include, but are not limited to, those found in the Partnership’s Annual Report filed on Form 20-F with the SEC on April 28, 2017.

For additional information contact:

VTTI ENERGY PARTNERS LP:

Robert Abbott

Chief Financial Officer

Email: abb@vtti.com

Tel:    +44 20 3772 0110

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval with respect to the proposed transaction. This communication relates to a proposed business combination between VTTI and the Partnership. In connection with the proposed transaction, the Partnership will prepare and disseminate a proxy statement to its unitholders. WE URGE SECURITY HOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE DISSEMINATED BY THE PARTNERSHIP BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from the Partnership’s internet website for investors at http://www.vttienergypartners.com. Investors and security holders may also read and copy any reports, statements and other information filed by the Partnership with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participation in the Solicitation of Votes

VTTI and the Partnership and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Partnership’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials when they become available.